March 2, 2012

Via E-mail

Kathleen Collins

Division of Corporate Finance

Accounting Branch Chief

100 F Street, N.E.

Securities and Exchange Commission

Washington, DC 20549

Re: Liquidity Services, Inc.

Form 10-K for Fiscal Year Ended September 30, 2011

Filed December 9, 2011

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Filed February 8, 2012

File No. 000-51813

Dear Ms. Collins:

We received your February 28, 2012 letter and appreciate your comments with respect to our filings.  We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.  Listed below are your comments and our responses.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 38

1.             Please explain further your metric for total registered buyers and how it is used in evaluating your operational performance. In this regard, tell us the number of registered buyers that actively participated in auctions during each of the last three fiscal years and tell us how you consider registered active buyers when analyzing and managing your business. Tell us the number of individual registered buyers included in the 1.9 million total auction participants that participated in auctions during fiscal 2011. Also, tell us the number of registered buyers that were suspended from utilizing your marketplace and those that asked to be voluntary removed from the database for each period. In addition, tell us your consideration to include a discussion of registered active buyers and its impact on your revenues and operations. We refer you to SEC Release 33-8350.

Company Response:

Total registered buyers represent the aggregate number of persons or entities that have registered to use one of our marketplaces, and who have not been removed from our registered buyer list.  Registered buyers are our primary source for marketing the assets that are placed for sales on our marketplaces.  Our Marketing team strives to grow this buyer base so that we can move more product through our marketplace.  This team works with the buyer base to direct them to the appropriate products that they are interested in bidding on. The number of registered buyers that were suspended from utilizing our marketplaces and those that asked to be voluntary removed from our registered buyer list in each of fiscal 2011, 2010 and 2009 is not material and therefore not disclosed.

Auction participants, which we disclose in our 10-Ks and 10-Qs, are determined by the number of registered buyers who bid in an auction for that time period.  A registered buyer is counted only one time for each auction they bid in, as the success of our on line auctions are driven by the number of bidders in each auction.  For the last three fiscal years (2011, 2010, and 2009) auction participants were 1.9 million, 2.2 million and 2.1 million respectively.

Liquidity and Capital Resources, page 47

2.                                      We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating assets and liabilities to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 34-48960.

Company Response:

We considered and reviewed any material items that would have been relevant in understanding the variability in cash flows from operating activities and noted no material changes other than the increase in income from continuing operations as a result of the growth in our business.  Our business has been consistent in the past several years and we have not changed any of our core operating or customer policies.  We believe that the explanations for this growth in the components of income from continuing operations have been adequately discussed in the Results of Operations section of the 2011 10-K beginning on page 43.  We will continue to assess the changes in cash flows for material items and disclose the underlying reasons for such material changes, as we have done in prior quarterly and annual reports.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Operations, page 59

3.                                      We note that for your profit-sharing and purchase models you recognize as revenue the sales price of the inventory paid by the buyer and for your consignment model you recognize commission fee revenue. Tell us how you considered separately disclosing revenues and the related cost of revenue for products (e.g. profit-sharing and purchase model arrangements) and services (e.g. consignment arrangements and buyer premiums). We refer you to Rule 5-03(b)(1) and (2) of Regulation S-X.

Company Response:

We combined the revenue and related cost of revenue from the profit sharing model and the purchase model because the Company has title to the assets sold under both models and therefore the accounting treatment is the same.  We also combined with these amounts our revenue from the consignment model because revenue from the consignment model has not been a material part of our total revenue historically.  For the fiscal years ended 2006, 2007, 2008, 2009, 2010, and 2011, revenue from the consignment model accounted for 7.2%, 7.3%, 7.6%, 10.6%, 8.3% and 8.2% of total revenue, respectively.  We are aware of the 10% threshold for materiality concerning this fee for service revenue model.  The 2009 results were not typical and we do not expect revenue under the consignment model to exceed 10% of total revenue in the foreseeable future.  We will continue to monitor the materiality of revenue from this pricing model to our total revenue.  If our revenue from the consignment model increases such that it becomes a material portion of our total revenue, we will separately report our revenue from this model.

Consolidated Statements of Cash Flows, page 61

4.                                      We note that you recorded incremental tax benefits from the exercise of stock options as a cash inflow from financing activities in fiscal 2011, 2010, and 2009. Please tell us your consideration for separately present a corresponding cash outflow from operating activities for these excess tax benefits pursuant to ASC 230-10-45-17-c and ASC 718-20 55-24. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in each year presented.

Company Response:

We considered separately disclosing the incremental tax benefit line in the operating cash flows section of our consolidated statements of cash flows; however we believed that identifying the amount of incremental tax benefits from the exercise of stock options on its line in the financing section was the most relevant area of the cash flow statement to highlight the effect on our cash flows for the reader.  We then netted this amount as a reduction to prepaid expenses and other assets in changes in operating assets and liabilities, as that is where it is recorded on our consolidated balance sheets.  In future filings, the Company will separately present a corresponding cash outflow from operating activities for these tax benefits for all periods presented.

Note 7. Intangible Assets, page 73

5.                                      Tell us how you considered presenting the changes in the carrying amount of goodwill during the periods presented pursuant to ASC 350-20-50-1.

Company Response:

The carrying amount of our goodwill changed materially during 2010 and 2011 as a result of acquisitions we completed during this time and the impairment of goodwill related to our discontinued UK operations.  We disclosed the acquisitions and the resulting increases in goodwill in Note 4 and the goodwill impairment charge in Note 5.  In future filings, the Company will evaluate whether to also provide a tabular presentation of such information.

6.                                      Also tell us how you considered providing the tabular information for intangible assets for each period for each period for which a statement of financial position is presented pursuant to ASC 350-30-50-2.

Company Response:

We considered the materiality of intangible assets when determining the appropriate disclosure.  Intangible assets are less than 2% of total assets as of September 30, 2011 and 2010, and therefore, we did not disclose tabular information for intangible assets for each period presented in the 2011 10-K.  We disclosed the gross carrying amount and accumulated amortization in total and by major intangible asset class for each of 2011 and 2010 in our 2011 and 2010 financial statements, respectively.

Note 12. Stockholders’ Equity, page 76

7.                                      We note that you provide a description of significant assumptions used to estimate the fair value of your stock options for fiscal 2011. Please tell us how you considered disclosing this information for fiscal 2010 and 2009 as well given that this information is required for each year for which an income statement is presented pursuant to ASC 718 10-50-2-f.

Company Response:

Note 12 includes the range of volatility rates, the dividend rate and the range of risk-free interest rates that the Company used to estimate the fair value of stock options during the last three fiscal years in the period ended September 30, 2011.  We provide ranges of these rates as the Company assesses these rates on a quarterly basis, and therefore determined disclosure of these ranges would be more relevant to investors as it provides more information than disclosure of specific rates for each year in a tabular format.  We did not provide a range for the forfeiture rate that the Company used to estimate the fair value of stock options as that rate has not materially changed in the last three years; instead, we disclosed a data point of approximately 19%.  The forfeiture rate used to estimate the fair value of stock options for the last three years has ranged from 18.4% to 19.6% and the applicable rate for a specific year has been disclosed in the financial statements included in our 2011 10-K, our 2010 10-K and our 2009 10-K.

8.                                      Additionally, tell us how you considered providing the information in the table on page 79 for options exercisable pursuant to ASC 718-10-50-2-e-2.

Company Response:

We have disclosed the number of shares exercisable, as well as their weighted average exercise price on page 78.  On page 79, we disclosed the intrinsic value of exercisable options.  We considered disclosing a separate weighted average contractual life for exercisable options; however the number was not materially different than that of the outstanding options.  As disclosed on page 79, the weighted average contractual life for outstanding options is 6.99 years while the weighted average contractual life for exercisable options is 6.28 years.  We will continue to evaluate the materiality of this metric for future filings.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Note 4. Jacobs Trading Acquisition, page 10

9.                                      As it relates to the $24.5 million in stock consideration issued, tell us how you considered disclosing the number of shares issued and the valuation methodology management used to determine the fair value common stock issued in connection with the Jacobs Trading acquisition pursuant to ASC 805-30-50-1-b-4. Please provide us with this information in your response.

Company Response:

We disclosed the number of shares issued in conjunction with the Jacobs Trading acquisition, 900,171 shares, in the statement of changes in stockholders’ equity as a separate line item, “Stock consideration paid for acquisition.”  The fair value of these shares was determined by discounting the closing price of the shares on September 30, 2011 as a result of the restrictions applicable to the shares.  Given the materiality of the Jacobs Trading acquisition, the Company engaged an independent specialist who utilized the put option analysis methodology to determine the appropriate discount for this purpose.

10.                               Additionally, tell us how you considered the requirements of ASC 805-10-50-2-h to disclose the revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information). Additionally, the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination(s) included in the reported pro forma revenue and earnings (supplemental pro forma information) should be disclosed. Please provide us with this information in your response.

Company Response:

The Company filed a Form 8-K/A on October 25, 2011, which included a pro forma income statement for the year ended September 30, 2010 and the nine months ended June 30, 2011.  This disclosure includes the nature and amount of material, non-recurring pro forma adjustments.  In addition, the Company included the twelve month pro forma revenue and earnings for the Jacobs Trading acquisition, for the year ended September 30, 2011, in Note 15 (subsequent events) on page 82 of the 2011 10-K.  In its future filings on Forms 10-Q and 10-K for fiscal 2012, the Company will provide pro forma information.

We acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (ii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to our responses or require additional information, please feel free to call me at 202-558-6207.

Sincerely,

/s/ James M. Rallo

James M. Rallo
Chief Financial Officer